SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 _______________

                            PACIFIC SCIENTIFIC COMPANY
                            (Name of Subject Company)

                            PACIFIC SCIENTIFIC COMPANY
                       (Name of Person(s) Filing Statement)

                     Common Stock, par value $1.00 per share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)
                                 _______________

                                      694806
                      (CUSIP Number of Class of Securities)
                                 _______________

                                   LESTER HILL
                              CHAIRMAN OF THE BOARD
                           AND CHIEF EXECUTIVE OFFICER
                            PACIFIC SCIENTIFIC COMPANY
                       620 NEWPORT CENTER DRIVE, SUITE 700
                         NEWPORT BEACH, CALIFORNIA  92660
                                  (714) 720-1714
             (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                        of the Person(s) Filing Statement)
                                 _______________

                                 With a copy to:

         ADAM O. EMMERICH, ESQ.            WILLIAM S. SIMPSON, ESQ.
         Wachtell, Lipton, Rosen & Katz    Paul, Hastings, Janofsky &
         51 West 52nd Street                  Walker LLP
         New York, New York  10019-6150    695 Town Center
         (212) 403-1000                    Costa Mesa, California  92826
                                           (714) 668-6200





         This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 22, 1997 (the "Schedule 14D-9"), by Pacific Scientific Company, a California corporation (the "Company" or "Pacific Scientific"), relating to the tender offer made by Torque Corporation ("Bidder"), a Delaware corpora-tion and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Kollmorgen"), to purchase 6,347,241 shares of Common Stock, including the associated rights issued pursuant to the Shareholder Protection Agreement dated as of November 7, 1988, between the Company and First Interstate Bank, Ltd., as rights agent, (or such greater or lesser number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Kollmorgen and Bidder, will constitute a majority of the Common Stock outstanding on a fully diluted basis) at a price of $20.50 per share, net to the Seller in cash on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1997, and in the related Letter of Transmittal, as disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 15, 1997, as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished

    The Company has determined and announced that the record date relating to the New Rights to be distributed to holders of Common Stock pursuant to the New Rights Agreement will be December 29, 1997. A letter agreement between the Company the rights agent under the New Rights Agreement (the "Rights Agent"), and a press release relating to such matter are attached hereto as Exhibits 25 and 26 and are incorporated herein by reference.

Item 9.  Material to be Filed on Exhibits

         Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 25. Letter agreement, dated as of December 22, 1997, by and between the Company and the Rights Agent.

Exhibit 26 Press Release issued by the Company on December 22, 1997 with respect to the record date for the New Rights.





                                SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       PACIFIC SCIENTIFIC COMPANY



         Dated:  December 23, 1997     By: /s/ Lester Hill
                                            Lester Hill
                                            Chairman, President and
                                              Chief Executive Officer





                                  EXHIBIT INDEX


         Exhibit 25. Letter agreement, dated as of December 22, 1997, by and between the
                             Company and the Rights Agent.

         Exhibit 26 Press Release issued by the Company on December 22, 1997 with respect to the record date for the New Rights.